12011539

)STATES
:HANGE COMMISSION
ı, D.C. 20549

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SEC Mail Processing Section
FEB 28 2012
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEC Investment Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1015 Financial Center
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Pflaum
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Rd.	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Z. Engel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEC Investment Corp., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARREN, AVERETT, KIMBROUGH & MARINO
Certified Public Accountants | Business & Financial Consultants

2500 Acton Road
Birmingham, AL 35243
205.979.4100
www.warrenaverett.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 21, 2012

Board of Directors and Stockholders
LEC Investment Corp.
Birmingham, Alabama

We have audited the accompanying statements of financial condition of LEC Investment Corp. as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LEC Investment Corp. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Warren Averett, LLC

Birmingham, Alabama

LEC INVESTMENT CORP.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

ASSETS	2011	2010
Cash	$ 60,389	$ 54,136
	$ 60,389	$ 54,136
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts Payable	$ 630	$ 3,503
Stockholders' Equity		
Common stock, par value $1 per share; authorized, issued and outstanding 1,000 shares	1,000	1,000
Paid-in capital	9,736	9,736
Accumulated earnings	49,023	39,897
	59,759	50,633
	$ 60,389	$ 54,136

See notes to financial statements.

LEC INVESTMENT CORP.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenue		
Consulting fee	$ 36,000	$ 29,000
Operating Expenses		
Regulatory fees	7,930	7,997
General and administrative expenses	18,944	19,153
	26,874	27,150
Net Income	$ 9,126	$ 1,850

See notes to financial statements.

LEC INVESTMENT CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Capital Stock	Paid-in Stock	Accumulated Earnings	Total
Balance - December 31, 2009	$ 1,000	$ 9,736	$ 38,047	$ 48,783
Net Income	-	-	1,850	1,850
Balance - December 31, 2010	1,000	9,736	39,897	50,633
Net Income	-	-	9,126	9,126
Balance - December 31, 2011	$ 1,000	$ 9,736	$ 49,023	$ 59,759

See notes to financial statements.

LEC INVESTMENT CORP.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Subordinated Liabilities - beginning of year	None	None
Increases (Decreases)	None	None
Subordinated Liabilities - end of year	None	None

See notes to financial statements.

LEC INVESTMENT CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash Flows from Operating Activities		
Net income	$ 9,126	$ 1,850
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts payable	(2,873)	3,403
Net Cash Provided by Operating Activities	6,253	5,253
Net Increase in Cash	6,253	5,253
Cash - beginning of year	54,136	48,883
Cash - end of year	$ 60,389	$ 54,136

See notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

LEC Investment Corp. (the Company) is a registered broker - dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company has been organized to sell partnership interests in real estate syndications by means of private placements on a "best-efforts" basis.

Basis of Financial Statement Preparation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists primarily of bank deposit accounts and money market funds with a maturity of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Taxes on Income

No provision for income taxes is recorded on the Company's books as the stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740 relating to uncertainty in income taxes. This guidance requires entities to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. In accordance with this guidance, the Company has determined that it does not have any positions at December 31, 2011 and 2010, that it would be unable to substantiate.

The Company has filed its tax returns for all years through December 31, 2010. Years December 31, 2008, and subsequent remain subject to audit by taxing authorities.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Subsequent Events
The Company has evaluated subsequent events through February 21, 2012, the date which the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2011 and 2010, the Company had net capital of $59,759 and $50,633, respectively, which was $54,759 and $45,633, respectively, in excess of the required net capital of $5,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $630 and $3,503 at December 31, 2011 and 2010, respectively.

NOTE C - RELATED PARTY TRANSACTIONS

The Company charged consulting fees in the amounts of $36,000 and $29,000 during the years ended December 31, 2011 and 2010, respectively, to Crowne Partners Inc., an affiliated corporation in which two of the Company's stockholders are shareholders.

SUPPLEMENTARY INFORMATION

WARREN, AVERETT, KIMBROUGH & MARINO

SCHEDULE I
LEC INVESTMENT CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011 AND 2010

	2011	2010
Net Capital		
Total stockholders' equity	$ 59,759	$ 50,633
Less deductions and/or charges	112	-
Net Capital	$ 59,647	$ 50,633
Computation of Basic Net Capital Requirements		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 54,657	$ 45,633
Excess net capital at 1,000%	$ 54,657	$ 45,633
Ratio: Aggregate indebtedness to net capital	1.05%	6.9%

There were no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31, 2011 and 2010. As filed on January 18, 2012 and March 21, 2011 (amended).

LEC INVESTMENT CORP

AGREED-UPON PROCEDURES REPORT RELATED TO THE SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT RECONCILIATION

DECEMBER 31, 2011

WARREN, AVERETT, KIMBROUGH & MARINO

WARREN, AVERETT, KIMBROUGH & MARINO
Certified Public Accountants | Business & Financial Consultants

2500 Acton Road
Birmingham, AL 35243
205.979.4100
www.warrenaverett.com

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
LEC Investment Corp
1015 Financial Center
Birmingham, AL 35203

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by LEC Investment Corp and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating LEC Investment Corp's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). LEC Investment Corp's management is responsible for the LEC Investment Corp's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [*We agreed the December 31, 2011, Form SIPC-7T payment of $124 to check #0589 and traced this payment as recorded to the regulatory fees expense account in the general ledger system of LEC Investment Corp on January 9, 2012.*] noting no differences regarding the traced payment;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 (for Statement of Income (Loss) amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2011 through March 31, 2011; April 1, 2011 through June 30, 2011; July 1, 2011 through September 30, 2011; and October 1, 2011 through December 31, 2011), as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011. *[SIPC net operating revenues for the aggregated amounts for the periods presented were $36,000. The SIPC net operating revenues reported on Form SIPC 7-T were $60,839.*]

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers; noting one exception. *[Actual SIPC net operating revenues for the year ended December 31, 2011 were $36,000 however; the amount reported on Form SIPC 7-T was $60,839.*]

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [*The amount of SIPC net operating revenues of $13,000 should have been included in Form SIPC-6 and $23,000 should have been included in Form SIPC 7-T which would have resulted in a general fee assessment of $32.50 and $57.50 for SIPC-6 and SIPC 7-T, respectively. An overpayment of $164 resulted in the year ended December 31, 2010. Therefore, the aggregate fees of $90 reduced by the overpayment of $164 from the prior would have actually resulted in a net overpayment of $74. However, the amount of SIPC net operating revenues that were actually included in Form SIPC-6 and SIPC 7-T were $54,641 and $60,389. The amount of the SIPC general fee assessment included in Form SIPC-6 and SIPC 7-T less the amount of overpayment from the prior year netted to $124.*]; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC 7-T on which was originally computed [*The actual overpayment as of December 31, 2011 would have been $74 based on the SIPC net operating revenues of $36,000 for the year ended December 31, 2011 however, the Form SIPC-6 and Form SIPC 7-T applied the overpayment to the amounts calculated for the SIPC general assessment fee and as of December 31, 2011 a check was remitted for $124. LEC Investment Corp. has advised us that it will not resubmit the Form SIPC-6 and SIPC 7-T since it resulted in an immaterial overpayment*].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

WARREN, AVERETT, KIMBROUGH & MARINO

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Birmingham, Alabama
February 21, 2012